Filed by Property Solutions Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933, as

amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Property Solutions Acquisition Corp. (SEC File No.: 001-39395)

Date: March 25, 2021

Faraday Future Announces it has Raised $100 Million in Debt Financing to Help Advance the Countdown to FF 91 Delivery, Following the Signing of the Merger Agreement with Property Solutions Acquisition Corp (PSAC)

•	The new round of debt financing will be used to fund operations and accelerate the FF 91 program even further, including the start-up of manufacturing at FF’s production facility in Hanford, California
•	The financing will also fund additional product testing and vehicle technology system upgrades, enhance supply chain, and will advance the China business operations strategy
•	Funds managed by the Credit Group of Ares Management Corporation (“Ares”) provided an $85 million commitment to lead the recent financing round, with the remainder provided by funds managed by affiliates of Birch Lake Fund Management, LP (“Birch Lake”) and other lenders

Los Angeles, CA (March 26, 2021) - Faraday Future ("FF"), a California-headquartered global shared intelligent mobility ecosystem company, announced today that it has raised approximately US$100 million in debt financing commitments led by Ares, along with existing lender Birch Lake and other lenders joining the debt financing round. Birch Lake affiliates remain the Majority Notes Purchaser and Collateral Agent on the secured financing facility.

This new funding allows FF to build upon the momentum of a well-developed vehicle program and begin production preparation at FF’s manufacturing facility in Hanford, California and advance the countdown of the delivery of the FF 91, which is planned for approximately 12 months after the close of its previously announced merger with Property Solutions Acquisition Corp (“PSAC”).

The preparation and start-up of the Hanford manufacturing facility will include new hiring, additional construction, and equipment installation and calibration to ensure the on-time production and delivery of FF 91. In addition, the funds will help further product testing, upgrade the Advanced Internet, Autonomous Driving and Intelligence (I.A.I) system, reboot supply chain efforts, build out the user ecosystem organization, and accelerate the FF China business operations strategy.

“We greatly appreciate the strong support that Ares and Birch Lake bring to FF,” said Carsten Breitfeld, Global CEO of FF. “This funding and subsequent merger with PSAC are instrumental steps to the realization of FF’s overall strategy and product fulfillment. This allows us to build upon our existing momentum and continue our production planning and deliver the FF 91 to consumers on time.”

Currently, FF 91 pre-production cars are undergoing final testing, including testing on electric propulsion system performance, range, and vehicle performance in various weather conditions around the United States. The FF 91 I.A.I system is similarly undergoing through a series of tests and upgrades.

FF is also rapidly rolling out its business in China, following the recent announcement that Mr. Xuefeng (“Chris”) Chen joined FF as the CEO of FF China. Chris will help grow and steer FF's China business, thereby solidifying FF’s unique US-China dual home market advantage.

FF announced a merger agreement with Property Solutions Acquisition Corp. "PSAC" (NASDAQ: PSAC) in January. The transaction is expected to close in Q2 of 2021 and after closing FF’s stock will begin trading on the Nasdaq under the ticker symbol “FFIE.” The I in “FFIE” stands for Intelligent and Internet, and the E stands for Ecosystem and Electric. FF is not just an EV company, but also a software-driven intelligent internet high-tech product and a value-sharing user ecosystem company.

As the only next-gen intelligent internet EV product, FF 91 will deliver to its customers a unique intelligent Internet electric mobility experience with a combination of extreme technology, ultimate user-experience, and a holistic ecosystem. Featuring an industry-leading 1,050 horsepower, and a 130-kWh battery with submerged liquid cooling technology, the FF 91 achieves 0-60 mph in less than 2.4 seconds. Combined with a unique rear-seat intelligent Internet system, FF 91 delivers internet connectivity at high speed via its super mobile AP, achieves the industry's largest reclining angle of 60 degrees through the zero-gravity seat, and provides a revolutionary user experience, designed to create a mobile, connected, intelligent, and luxurious third Internet living space and user mobility ecosystem platform.

Users can reserve an FF 91 now at: https://www.ff.com/us/reserve

ABOUT FARADAY FUTURE

Established in May 2014, Faraday Future (FF) is a global shared intelligent mobility ecosystem company, headquartered in Los Angeles, California. FF's vision is to create a shared intelligent mobility ecosystem that empowers everyone to move, connect, breathe, and live freely. FF aims to perpetually improve the way people move by creating a forward-thinking mobility ecosystem that integrates clean energy, AI, the Internet and new usership models. With the FF 91, FF has envisioned a vehicle that redefines transportation, mobility, and connectivity, creating a true “third Internet living space,” complementing users’ home and smartphone Internet experience.

FOLLOW FARADAY FUTURE:

https://www.ff.com/

https://twitter.com/FaradayFuture

https://www.facebook.com/faradayfuture/

https://www.instagram.com/faradayfuture/

www.linkedin.com/company/faradayfuture

ABOUT PROPERTY SOLUTIONS ACQUISITION CORP.

Property Solutions Acquisition Corp. is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with one or more differentiated businesses. The company is managed by Co-CEO’s Jordan Vogel and Aaron Feldman.

Property Solutions I is a $230 million SPAC formed in July 2020 and is traded on the NASDAQ under the ticker symbol “PSAC”.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This press release relates to a proposed transaction between PSAC and FF. PSAC intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement and prospectus of PSAC and a consent solicitation statement with respect to FF. The proxy statement/consent solicitation statement/prospectus will be mailed to stockholders of PSAC as of a record date to be established for voting on the proposed business combination. PSAC also will file other relevant documents from time to time regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PSAC ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED BY PSAC FROM TIME TO TIME WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement/consent solicitation statement/prospectus and other documents containing important information about PSAC and FF once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PSAC when and if available, can also be obtained free of charge by directing a written request to Property Solutions Acquisition Corp., 654 Madison Avenue, Suite 1009, New York, New York 10065.

PARTICIPANTS IN THE SOLICITATION

PSAC and FF and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies of PSAC’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of PSAC’s directors and officers in PSAC’s filings with the SEC, including PSAC’s Quarterly Report on Form 10-Q for the period ended September 30, 2020, which was filed with the SEC on November 13, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to PSAC’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/consent solicitation statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/consent solicitation statement/prospectus that PSAC intends to file with the SEC.

NO OFFER OR SOLICITATION

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

FORWARD LOOKING STATEMENTS

This press release includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside PSAC’s or FF’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by PSAC stockholders; the ability to meet the Nasdaq’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; FF’s ability to execute on its plans to develop and market its vehicles and the timing of these development programs; FF’s estimates of the size of the markets for its vehicles; the rate and degree of market acceptance of FF’s vehicles; the success of other competing manufacturers; the performance and security of FF’s vehicles; potential litigation involving PSAC or FF; the result of future financing efforts and general economic and market conditions impacting demand for FF’s products. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed above and other documents filed by PSAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and neither PSAC nor FF undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

# # #

Contacts:

For Faraday Future

Investors:

IR@faradayfuture.com

Media:

media@faradayfuture.com